Marex Group plc announces first quarter 2026 results
NEW YORK, May 6, 2026 (GLOBE NEWSWIRE) – Marex Group plc (‘Marex’ or the ‘Group’; Nasdaq: MRX) a diversified global financial services platform, providing market access, infrastructure services and essential liquidity, to clients across global markets, today reported financial results for the first quarter ('Q1 2026').

Ian Lowitt, Group Chief Executive Officer, stated: “This record result demonstrates the strength and resilience of our diversified business and our ability to continue to deliver consistent growth. This is our eighth quarter as a public company, and every quarter has demonstrated year-on-year profit growth, which illustrates our strengthening franchise. While all of our businesses performed well in the first quarter, elevated volatility supported particularly strong results in Market Making and Hedging and Investment Solutions. Performance in April has been positive thanks to favorable trading conditions and the continued growth of our platform. While we do not expect the extreme volatility seen in the first quarter to persist, thanks to the diversified business we have built we remain confident in our outlook for the full year."

Financial and Operational Highlights
Performance for the three months ended March 31, 2026

Revenue	Adjusted Profit Before Tax[1]	Profit Before Tax[2]	Basic EPS
$692.3m	$152.7m	$149.8m	$1.52
+48%	+59%	+53%	+55%
Q1 25: $467.3m	Q1 25: $96.3m	Q1 25: $98.0m	Q1 25: $0.98
•Record quarter driven by strong client activity and supportive market conditions
•Revenue growth across all business segments, supported by elevated volatility and higher exchange volumes alongside continued structural growth and share gains, including with larger institutional clients
•Clearing balances increased to $16bn, driven by higher margin requirements, continued client wins and increased margin balances from larger clients
•Market Making benefited from elevated volatility, with strong client activity across asset classes, particularly in Metals and Energy as well as the strong contribution from Winterflood
•Agency and Execution performed strongly across Energy and Securities, with Prime Services continuing to see strong client demand and ongoing growth
•Hedging and Investment Solutions delivered a record quarter, benefiting from growing client activity and the investments we have made in technology and platform capabilities
•Increased Q1 2026 dividend to $0.16 per share, to be paid in the second quarter of 2026, reflecting confidence in future growth prospects
Strategic Execution
•Sale of Winterflood custody business: Regulatory approval received, with an expected capital benefit of $40m in Q2 2026
•Completed successful USD senior unsecured debt issuance: Highly oversubscribed transaction with pricing tighter than the prior year, further diversifying funding sources
•Proposed redomiciling to Bermuda: Continued progress with global regulatory approvals; shareholder vote scheduled for May 21, 2026, with implementation expected in the second half of 2026
Current trading
•April trading performance remains strong, tracking above April 2025, driven by supportive market conditions and continued structural expansion of the platform

Financial and Operational Highlights continued

Financial Highlights ($m)	3 months ended March 31, 2026	3 months ended March 31, 2025	Change
Revenue	692.3	467.3	48%
Profit Before Tax from Continuing Operations	149.8	98.0	53%
Profit Before Tax[2] Margin (%)	21.6%	21.0%	60 bps
Profit After Tax from Continuing Operations	112.3	72.5	55%
Profit After Tax Margin from Continuing Operations (%)	16.2%	15.5%	70 bps
Return on Equity (%)	34.4%	28.7%	570 bps
Basic Earnings per Share ($)	1.52	0.98	55%
Diluted Earnings per Share ($)	1.43	0.92	55%

Adjusted Profit Before Tax[1]	152.7	96.3	59%
Adjusted Profit Before Tax Margin[1]	22.1%	20.6%	150 bps
Adjusted Profit after Tax Attributable to Common Equity[1]	112.9	68.2	66%
Adjusted Return on Equity (%)[1]	37.4%	29.9%	750 bps
Average Common Equity[1]	1,208.7	913.7	32%
Adjusted Basic Earnings per Share ($)[1]	1.57	0.97	62%
Adjusted Diluted Earnings per Share ($)[1]	1.48	0.91	63%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2. Profit before Tax refers to the Profit Before Tax from Continuing Operations.

Conference Call Information:
Marex’s management will host a conference call to discuss the Group's financial results today, May 6, 2026, at 9:30am Eastern Time. A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here:
https://events.q4inc.com/attendee/725545282
Enquiries please contact:
Marex
Investors – Adam Strachan
+1 914 200 2508 / astrachan@marex.com
Media – Nicola Ratchford, Marex / FTI Consulting US / UK
+44 7786 548 889 / nratchford@marex.com / +1 716 525 7239 / +44 7976 870 961 | marex@fticonsulting.com

Financial Review
The following table presents summary financial results and other data as of the dates and for the periods indicated:
Summary Financial Results

	3 months ended March 31, 2026	3 months ended March 31, 2025
	$m	$m	Change
Net commission income	295.7	250.7	18%
Net trading income	332.3	159.1	109%
Net interest income	40.9	53.4	(23)%
Net physical commodities income	23.4	4.1	471%
Revenue	692.3	467.3	48%

Expenses
Compensation and benefits	(420.8)	(291.7)	44%
Depreciation and amortization	(11.7)	(7.9)	48%
Other expenses	(106.7)	(73.8)	45%
Total expenses[3]	(539.2)	(373.4)	44%

Bargain purchase gain on acquisitions	—	3.4	n.m.[2]
Net provision for credit losses	(7.0)	—	n.m.[2]
Other income	3.7	0.7	429%
Profit Before Tax from Continuing Operations	149.8	98.0	53%
Tax	(37.5)	(25.5)	47%
Profit After Tax from Continuing Operations	112.3	72.5	55%
Profit After Tax from Discontinued Operations	0.1	—	n.m.[2]
Profit After Tax	112.4	72.5	55%

Reconciliation to Adjusted Profit Before Tax¹:
Profit Before Tax from Continuing Operations	149.8	98.0	53%
Bargain purchase gains	—	(3.4)	n.m.[2]
Amortization of acquired brands and customer lists	2.9	1.3	123%
Owner fees	—	0.4	n.m.[2]
Adjusting items	2.9	(1.7)	(271)%
Adjusted Profit Before Tax[1]	152.7	96.3	59%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2. n.m. = not meaningful as a percentage.
3. Compensation and benefits and other expenses are analyzed between Front Office and Control & Support. Total Front Office Costs for the Group for Q1 2026 are $374.3m (Q1 2025: $258.4m) and Control and Support Costs for the Group for Q1 2026 are $153.2m (Q1 2025: $106.8m). Certain expenses are considered non-operating in nature and are excluded from Adjusted Profit Before Tax. Refer to Appendix 1 for further detail on the Group’s Non-IFRS measures.

Financial Review continued
Summary Financial Results continued
Group Headcount
The following table provides a breakdown of Front Office and Control and Support Headcount:

Average Full Time Equivalent (‘FTE’) headcount[1]	3 months ended March 31, 2026	3 months ended March 31, 2025	Change
Front office	1,636	1,284	27%
Control and support	1,695	1,183	43%
Total[2]	3,331	2,467	35%
1.    For analysis purposes, average headcount is used in the performance commentary outlined below.
2. Headcount table represents headcount for continuing operations and FTE associated with the Group's discontinued operation have been excluded for comparability.

Performance for the three months ended March 31, 2026
Revenue increased by $225.0m to $692.3m (Q1 2025: $467.3m), a record first quarter, with broad-based revenue growth across all four business segments reflecting increased business with a growing number of clients alongside a supportive market environment.
Net trading income more than doubled, increasing by $173.2m to $332.3m (Q1 2025: $159.1m), driven by higher client activity and favorable market conditions across Market Making ($71.6m), Hedging and Investment Solutions ($62.9m) and Agency and Execution ($60.1m).
Net commission income increased by $45.0m to $295.7m (Q1 2025: $250.7m), driven by Clearing ($20.3m) and Agency and Execution ($24.7m) as heightened volatility resulted in increased volumes principally in the energy, securities and metals markets.
Net physical commodities income increased by $19.3m to $23.4m (Q1 2025: $4.1m) primarily from physical recycled metals, reflecting an increase in client demand.
Net interest income decreased by $12.5m to $40.9m (Q1 2025: $53.4m). Interest income grew, reflecting higher average balances of $22.1bn (Q1 2025: $17.1bn) which more than offset a 70 bps reduction in the average Fed Funds rate. However, higher interest expenses related to the Group’s $500m senior debt issuance (May 2025) and structured note issuance in Hedging and Investment Solutions brought net interest income lower overall.
Total expenses increased by $165.8m to $539.2m (Q1 2025: $373.4m), reflecting strong revenue performance which resulted in higher performance related pay and ongoing investment to support growth including the costs associated with acquisitions completed after Q1 2025, principally Aarna, Hamilton Court, Winterflood and Agrinvest.
Compensation and benefits increased by $129.1m to $420.8m (Q1 2025: $291.7m) reflecting higher performance related pay and a higher average FTE headcount.
Other expenses increased by $32.9m to $106.7m (Q1 2025: $73.8m) driven by the impact of acquisitions and continued investment in our technology infrastructure to accelerate business growth, alongside higher professional fees.
Reported Profit Before Tax increased by $51.8m to $149.8m (Q1 2025: $98.0m), with margin improving to 21.6% (Q1 2025: 21.0%), driven by margin growth across Agency and Execution, Market Making and Solutions. Adjusting items were $2.9m in Q1 2026 (Q1 2025: $(1.7)m) and related to the amortization of acquired brands and customer lists.
Adjusted Profit Before Tax¹ increased by $56.4m to $152.7m (Q1 2025: $96.3m), our strongest quarter on record, and the Adjusted Profit Before Tax Margin¹ increased to 22.1% (Q1 2025: 20.6%).

Financial Review continued
Summary Financial Results continued
Net interest income1

	3 months ended March 31, 2026	3 months ended March 31, 2025	Change
Average Fed Funds %	3.6%	4.3%	(70) bps
Average balances ($bn)[2]	22.1	17.1	5.0
Interest Income ($m)	196.0	178.9	17.1
Interest paid out ($m)	(68.9)	(59.6)	(9.3)
Interest on balances ($m)	127.1	119.3	7.8
Net Yield on balances %	2.3%	2.8%	(50) bps
Average notional debt securities ($bn)	(6.4)	(4.1)	(2.3)
Yield %	5.5%	6.6%	(110) bps
Interest expense ($m)	(86.2)	(65.9)	(20.3)
Net Interest Income ($m)	40.9	53.4	(12.5)
1.The interest income and interest expense amounts are presented net of certain elements which are presented gross within the IFRS Consolidated Income Statement. See Appendix 3 for quarter ended 31 March balances.
2.Average balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period.

Financial Review continued
Segmental performance
Clearing
Marex provides Clearing services across the full range of commodity and financial markets. We act as principal for our clients and provide direct access to more than 60 exchanges globally.
Performance for the three months ended March 31, 2026
Clearing revenue increased by $18.0m to $137.2m (Q1 2025: $119.2m), driven by record client balances and an increase in contracts cleared, with heightened client activity throughout the quarter. Growth was further supported by new client wins and the acquisition of Aarna, which completed in Q2 2025.
Net commission income increased by $20.3m to $88.1m (Q1 2025: $67.8m), reflecting higher client activity amid very elevated volatility, particularly in Energy and Metals markets, resulting in higher volume of contracts cleared.
Net interest income increased by $19.1m to $67.5m (Q1 2025: $48.4m), reflecting higher average client balances which increased from $12.0bn in Q1 2025 to $16.0bn in Q1 2026. This increase reflected increased margin requirements amid heightened volatility, as well as continued new client onboarding which more than offset a 70 bps reduction in the average Fed Funds rate over the same period.
Net trading income decreased by $21.4m to $(18.4)m (Q1 2025: $3.0m). This includes the impact of a default from a natural gas client, recognized across both trading income ($28.2m) and credit loss provisions ($5.7m). The loss arose from an idiosyncratic event during a period of exceptional volatility. The impact of the default is partly offset by lower performance related pay in the front office and in control and support.
Despite the client loss, our strong underlying performance drove Adjusted Profit Before Tax¹ to grow 2% to $58.0m (Q1 2025: $56.6m). Adjusted Profit Before Tax Margin¹ was 42.3% (Q1 2025: 47.5%), a reduction of 520 bps reflecting the impact of the client default. Front office headcount increased to 284 (Q1 2025: 273) reflecting continued investment in geographic expansion and product capabilities.

	3 months ended March 31, 2026	3 months ended March 31, 2025
	$m	$m	Change
Net commission income	88.1	67.8	30%
Net interest income	67.5	48.4	39%
Net trading income	(18.4)	3.0	(713%)
Revenue	137.2	119.2	15%
Front office costs	(49.5)	(42.2)	17%
Control and support costs	(22.8)	(20.3)	12%
Net provision for credit losses	(6.8)	—	n.m.[3]
Depreciation and amortization	(0.1)	(0.1)	—%
Adjusted Profit Before Tax ($m)[1]	58.0	56.6	2%
Adjusted Profit Before Tax Margin[1]	42.3%	47.5%	(520) bps
Front office headcount (No.)[2]	284	273	4%
Clearing client balances (average) ($bn)[4]	16.0	12.0	33%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. n.m. = not meaningful as a percentage.
4. Clearing client balances represent the average daily balances placed by clients and held by Marex in the Quarter.

Key Performance Indicators	12 months ended March 31, 2026	12 months ended March 31, 2025	Change
Marex contracts cleared (m)	1,365	1,161	18%
Market volumes (m)[1]	12,901	11,891	8%
1.“Market Volumes” are calculated as futures and options traded and/or cleared on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX, COMEX, SGX).

Financial Review continued
Segmental performance continued
Agency and Execution
Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets.
Our Securities division provides essential liquidity and risk management solutions to clients across global financial markets. Leveraging our international network, we connect buyers and sellers in equities, credit, financing, foreign exchange (FX), and rates, enabling efficient price discovery and tailored hedging strategies. Through our Prime business we also deliver comprehensive solutions for institutional clients, including clearing, custody, capital introduction, portfolio financing, and outsourced trading.
Our Energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental and crude markets in North America; and oil products globally. We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.
Performance for the three months ended March 31, 2026
Revenue increased by $82.8m to $322.3m (Q1 2025: $239.5m), reflecting broad-based revenue growth across our Securities and Energy businesses.
Securities revenue increased by $62.7m to $213.7m (Q1 2025: $151.0m), driven by strong performance across most of our asset classes. Growth was underpinned by Prime ($21.6m) reflecting strong client demand. Revenues also benefited from market share gains in equities, increased client activity in rates, and continued momentum in FX following the integration of Hamilton Court, including expansion in Italy and Spain and the onboarding of new clients.
Energy revenue increased by $17.5m to $105.7m (Q1 2025: $88.2m), reflecting strong growth across the business, supported by higher client activity and trading volumes. Performance in Q1 2026 benefited from weather related disruption in the US in January and heightened volatility following developments in the Middle East in March, both of which contributed to record Energy revenues for the quarter.
Adjusted Profit Before Tax1 increased by $34.5m to $91.2m (Q1 2025: $56.7m), with Adjusted Profit Before Tax Margin1 increasing by 460 bps to 28.3% (Q1 2025: 23.7%), reflecting increasing contribution from higher margin activities, particularly Prime. Average front office headcount increased to 876 (Q1 2025: 670), reflecting the addition of Hamilton Court alongside continued investment in new trading desks and capabilities.

	3 months ended March 31, 2026	3 months ended March 31, 2025
	$m	$m	Change
Equities	62.8	49.3	27%
Rates	34.2	28.4	20%
Credit	10.6	14.4	(26%)
FX	31.7	6.2	411%
Prime	74.4	52.8	41%
Other securities	—	(0.1)	n.m.[3]
Securities	213.7	151.0	42%
Energy	105.7	88.2	20%
Other	2.9	0.3	867%
Revenue	322.3	239.5	35%
Front office costs	(204.6)	(161.7)	27%
Control and support costs	(26.7)	(21.0)	27%
Net provision for credit losses	(0.1)	—	n.m.[3]
Depreciation and amortization	(0.1)	(0.1)	—%
Other income	0.4	—	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	91.2	56.7	61%
Adjusted Profit Before Tax Margin[1]	28.3%	23.7%	460 bps
Front office headcount (No.)[2]	876	670	31%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. n.m = not meaningful as a percentage.

Key Performance Indicators	12 months ended March 31, 2026	12 months ended March 31, 2025	Change
Marex volumes: Energy (m)[1]	25	20	23%
Marex volumes: Securities (m)[2]	330	302	9%
1.We have refined the Marex volumes data for Energy to better reflect trading activity in the business. Prior year comparatives have been revised for comparability.
2.Volumes represent only a portion of Marex’s securities revenue, primarily volumes linked to exchange-traded derivatives. This measure excludes contributions from our prime business, securities lending, FX, repo and credit.

Financial Review continued
Segmental performance continued
Market Making
Our Market Making business provides direct liquidity to our clients across a variety of products across the Energy, Metals, Securities and Agriculture markets.
Performance for the three months ended March 31, 2026
Revenue increased by $86.7m to $139.6m (Q1 2025: $52.9m), driven by exceptional performance across our asset classes amid very elevated market volatility.
Metals revenue increased by $41.8m to $64.5m (Q1 2025: $22.7m), our best ever quarter driven by increased volatility and diversified client activity across base, precious and recycled metals markets. Market volatility resulted in wider bid-offer spreads, which created favorable trading opportunities.
Energy revenue increased by $23.4m to $32.0m (Q1 2025: $8.6m), reflecting heightened hedging activity from clients driven by price volatility linked to the conflict in the Middle East.
Securities revenue increased by $18.3m to $32.7m (Q1 2025: $14.4m), primarily reflecting the contribution from Winterflood following completion of the acquisition in December 2025.
Agriculture revenue increased by $3.2m to $10.4m (Q1 2025: $7.2m), driven by a more stable performance across the business compared with a more challenging market environment in the prior year.
Adjusted Profit Before Tax1 increased by $39.0m to $55.8m (Q1 2025: $16.8m), underpinned by the significant revenue growth. Adjusted Profit Before Tax Margin1 expanded by 820 bps to 40.0% (Q1 2025: 31.8%), reflecting strong operating leverage. Front office costs increased by $41.7m to $70.6m (Q1 2025: $28.9m), principally reflecting an increase in performance related pay alongside an increase in headcount primarily driven by the inclusion of Winterflood.

	3 months ended March 31, 2026	3 months ended March 31, 2025
	$m	$m	Change
Metals	64.5	22.7	184%
Agriculture	10.4	7.2	44%
Energy	32.0	8.6	272%
Securities	32.7	14.4	127%
Revenue	139.6	52.9	164%
Front office costs	(70.6)	(28.9)	144%
Control and support costs	(12.2)	(7.1)	72%
Depreciation and amortization	(0.9)	(0.1)	800%
Net provision for credit losses	(0.2)	—	n.m.[3]
Other income	0.1	—	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	55.8	16.8	232%
Adjusted Profit Before Tax Margin[1]	40.0%	31.8%	820 bps
Front office headcount (No.)[2]	259	144	80%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. n.m = not meaningful as a percentage.

Financial Review continued
Segmental performance continued
Hedging and Investment Solutions
Our Hedging and Investment Solutions business provides high quality bespoke hedging and investment solutions to our clients.
Tailored hedging solutions enable corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons.
Financial products allow investors to gain exposure to a particular market or asset class, for example equity indices, in a cost effective manner through a structured product. We cover all asset classes with a global reach including digital assets and leverage our access to these markets supported by our new trading platforms.
Performance for the three months ended March 31, 2026
Hedging and Investment Solutions delivered a record quarter, with revenue increasing by $48.0m to $93.0m (Q1 2025: $45.0m), driven by growth across both Financial Products and Hedging Solutions.
Hedging Solutions revenue increased by $21.2m to $35.5m (Q1 2025: $14.3m), driven by higher client demand for hedging products across commodities and FX amid heightened volatility. Positive market dynamics were also supported by new client onboarding and regional expansion.
Financial Products revenue increased by $26.8m to $57.5m (Q1 2025: $30.7m), reflecting continued strength in structured products issuance across most asset classes with growth underpinned by strong performance in EMEA and APAC. This growth was supported by higher issuance volumes enabled by the rollout of our new technology platform.
Adjusted Profit Before Tax¹ increased by $21.6m to $32.7m (Q1 2025: $11.1m), representing growth of 195%. Adjusted Profit Before Tax Margin¹ expanded by 1,050 bps to 35.2% (Q1 2025: 24.7%) primarily reflecting operating leverage. Front office headcount increased by 20 to 217 (Q1 2025: 197), reflecting targeted additions across regions to support growth initiatives.

	3 months ended March 31, 2026	3 months ended March 31, 2025
	$m	$m	Change
Hedging Solutions	35.5	14.3	148%
Financial Products	57.5	30.7	87%
Revenue	93.0	45.0	107%
Front office costs	(49.6)	(25.6)	94%
Control and support costs	(10.6)	(8.1)	31%
Depreciation and amortization	(0.1)	(0.2)	(50)%
Adjusted Profit Before Tax ($m)[1]	32.7	11.1	195%
Adjusted Profit Before Tax Margin[1]	35.2%	24.7%	1,050 bps
Front office headcount (No.)[2]	217	197	10%
Structured notes balance ($bn)[3]	4.7	3.1	52%

1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3.    The Structured Notes balance presented is for the period ending March 31, 2026, the balance consisted of 8,465 notes with an average maturity of 15 months and a total market value of $4,740m. The 31 March 2025 balance consisted of 5,099 notes with an average maturity of 16 months and a total market value of $3,123m.

Financial Review continued
Segmental performance continued
Corporate
Corporate manages the control and support functions of the Group and provides operational support to the business functions. In addition, Corporate manages the Group’s funding requirements. Interest expense is incurred through the issuance of senior debt and structured notes which is recharged to other segments through inter-segmental funding allocations to reflect their consumption of these resources. Revenues generated in Corporate decreased in Q1 2026 from the prior period as the Group maintained surplus levels of liquidity.
Control and support costs increased from the prior year reflecting an increase in salary and discretionary pay linked to the performance of the Group, the recently completed acquisitions and continued investment across our finance, risk, technology and compliance functions as we invest in our people and systems to support the Group's future growth.

	3 months ended March 31, 2026	3 months ended March 31, 2025
	$m	$m	Change
Revenue	0.2	10.7	(98)%
Control and support costs	(80.9)	(50.3)	61%
Net recovery of credit losses	0.2	—	n.m.[3]
Depreciation and amortization	(7.6)	(6.0)	27%
Other income	3.1	0.7	343%
Adjusted Loss Before Tax ($m)[1]	(85.0)	(44.9)	89%
Control and support headcount (No.)[2]	1,695	1,183	43%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. n.m = not meaningful as a percentage.

Financial Review continued
Summary Financial Position
Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform.
Total Assets rose from $34.7bn at December 31, 2025 to $36.5bn at March 31, 2026. This increase was largely driven by continued growth in the Group's Clearing business which resulted in a significant increase in the Group's Client Balances during Q1 2026. The growth was mainly driven by higher margin requirements due to market volatility, continued client acquisitions and increased margin balances from larger clients. This client activity was the main driver of the increase in Cash & Liquid Assets from $7.0bn to $8.6bn and the $1.8bn increase in Trade Payables to $14.8bn.
The Group's equity base increased during the three months ended March 31, 2026, with Total Equity increasing by 7% primarily driven by strong profitability in the period with Profit After Tax from Continuing Operations of $112.3m, partly offset by ordinary dividend payments of $10.8m.

	March 31, 2026	December 31, 2025
	$m	$m	Change
Cash & Liquid Assets[1]	8,638.3	7,017.9	23%
Trade Receivables	10,735.3	11,043.4	(3%)
Reverse Repo Agreements	3,250.3	3,117.1	4%
Securities[2]	9,638.8	9,782.3	(1%)
Derivative Instruments	2,835.7	2,340.3	21%
Other Assets[3]	486.0	681.3	(29%)
Goodwill and Intangibles	331.9	335.4	(1%)
Assets Held for Sale	613.8	357.4	72%
Total Assets	36,530.1	34,675.1	5%
Trade Payables	14,765.7	12,956.4	14%
Repurchase Agreements	3,900.8	4,148.9	(6%)
Securities[4]	6,682.2	7,712.4	(13%)
Debt Securities	6,212.0	5,721.6	9%
Derivative Instruments	2,754.0	2,253.8	22%
Other Liabilities[5]	280.0	323.6	(13%)
Liabilities Held for Sale	588.9	294.8	100%
Total Liabilities	35,183.6	33,411.5	5%
Total Equity	1,346.5	1,263.6	7%
1. Cash & Liquid Assets are cash and cash equivalents, treasury instruments (pledged as collateral and unpledged), treasury instruments (pledged) and assets held under agreements to sell (repledged) and fixed income securities (pledged as collateral and unpledged).
2. Securities assets are equity instruments and stock borrowing.
3. Other Assets are inventory, corporate income tax receivable, deferred tax, investments, right-of-use assets, and property plant and equipment.
4. Securities liabilities are stock lending and short securities.
5. Other Liabilities are deferred tax liability, lease liability, short term borrowings, provisions and corporation tax.
Liquidity

	March 31, 2026	December 31, 2025
	$m	$m
Total available liquid resources	2,991.3	2,747.1
Liquidity headroom	1,372.5	1,045.8
A prudent approach to capital and liquidity and commitment to maintain an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. As at March 31, 2026, the Group held $3.0bn of total available liquid resources, including the undrawn portion of the committed revolving credit facility (December 31, 2025: $2.7bn).
Group liquidity resources consist of cash and high-quality liquid assets that can be quickly converted to meet immediate and short-term obligations. The resources include non-segregated cash, short-term money market funds, unencumbered securities guaranteed by the U.S. Government, excess funds held at exchanges or brokers, and other liquid unencumbered securities post haircut. The Group also includes any undrawn portion of its revolving credit facility in its total available liquid resources. The unsecured revolving credit facility of $150.0m remains undrawn as at March 31, 2026 (FY 2025: $150.0m, undrawn). Facilities held by operating subsidiaries, and which are only available to the relevant subsidiary, have been excluded from these figures as they are not available to the Group.
Liquidity headroom is based on the Group’s Liquid Asset Threshold Requirement, which is prepared according to the principles of the UK Investment Firms Prudential Regime (IFPR). The requirement includes a liquidity stress impact calculated from a combination of systematic and idiosyncratic risk factors.

Financial Review continued
Regulatory capital
The Group is subject to consolidated supervision by the UK Financial Conduct Authority and has regulated subsidiaries in jurisdictions both inside and outside of the UK.
The Group is regulated as a MIFIDPRU investment firm under IFPR. The minimum capital requirement as at March 31, 2026 was determined by the Own Funds Threshold Requirement set via an assessment of the Group’s capital adequacy and risk assessment conducted annually and updated after the recent acquisitions in December 2025.
The Group and its subsidiaries are in compliance with their regulatory requirements and are appropriately capitalized relative to the minimum requirements as set by the relevant competent authority. The Group maintained a capital surplus over its regulatory requirements at all times.
Maintaining a prudent approach to capital and liquidity in order to maintain an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. The Group manages its capital structure in order to comply with regulatory requirements, ensuring its capital base is more than adequate to cover the risks inherent in the business and to maximize shareholder value through the strategic deployment of capital to support the Group’s growth and strategic development.
The Group performs business model assessment, business and capital forecasting, stress testing and recovery planning at least annually. The following table summarizes the Group’s capital position as at March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
	$m	$m
Core equity Tier 1 Capital[1]	920.7	829.2
Additional Tier 1 Capital (net of issuance costs)	97.6	97.6
Tier 2 Capital	0.3	0.3
Total Capital Resources	1,018.6	927.1

Own Funds Threshold Requirement[2]	402.6	402.6
Total Capital Ratio[3]	253%	230%
1. Total capital resources include unaudited results for the three months ended March 31, 2026.
2. Own Funds Requirement presented as higher of K-factor requirements and the Own Funds Threshold Requirement (OFTR) based on the latest ICARA process.
3. Total Capital Ratio expresses the Group’s total capital as a percentage of Own Funds Requirement.
At March 31, 2026, the Group had a Total Capital Ratio of 253% (December 31, 2025: 230%), representing significant capital headroom to minimum requirements. The increase in the Total Capital Ratio resulted from an increase in Total Capital Resources due to profit (unaudited) in the three months ended March 31, 2026.
Dividend
The Board of Directors approved the payment of a dividend of $0.16 per share to be paid on June 3, 2026 to the shareholders on record at the close of business on May 18, 2026.

Financial Review continued
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding expected financial results, the proposed redomiciliation to Bermuda, acquisitions, expected sale of Winterflood's custody business and any resulting capital therefrom, expected market volatility and dividend payments. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the ongoing conflicts in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; changes to the U.S. regulatory regime, including with respect to tariffs; changes in interest rate levels or tariffs; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; risks associated with the use of artificial intelligence; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions; short seller activity and securities litigation, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (the “SEC”) as updated by our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
This press release contains non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted Profit After Tax Attributable to Common Equity and Adjusted Return on Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS financial measures used by other companies.
Adjusted Profit Before Tax
We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” Adjusting Items are excluded because they are not reflective of our ongoing underlying trading performance. They typically relate to acquisition accounting, shareholder-related activities and other non-recurring items, which can vary significantly between periods and are not considered part of the Group’s core operations.
Adjusted Profit Before Tax is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax.
We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.
Adjusted Profit Before Tax Margin
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue.
IFRS accounting standards do not define profit margin. Therefore the most directly comparable IFRS measure for profit margin is Profit After Tax divided by revenue.
Adjusted Profit After Tax Attributable to Common Equity
We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to AT1 note holders, which is the coupons on the AT1 issuance and accounted for as dividends, adjusted for the tax benefit of the coupons, and (iii) profit attributable to non-controlling interest.
We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital.
The most directly comparable IFRS Accounting Standards measure is profit after tax.
Adjusted Return on Equity
We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period.
Common Equity is defined as being the equity belonging to the holders of the Group’s share capital. Average Common Equity for the three months ended March 31, 2026 and March 31, 2025 is calculated as the average of Common Equity as at 31 December of the prior period and 31 March of the current period. For the three months ended March 31, 2026 and March 31, 2025, Adjusted Return on Equity is calculated for comparison purposes on an annualized basis as Adjusted Profit After Tax Attributable to Common Equity for the period multiplied by four and then divided by average Common Equity for the period. It is presented on an annualized basis for comparison purposes. We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital.
The most directly comparable IFRS Accounting Standards measure for Adjusted Return on Equity is Return on Equity, which is calculated as profit after tax for the period divided by average equity. Average equity is calculated as the average of total equity as at 31 December of the prior year and 31 March of the current year.
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is Basic Earnings per Share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group.
Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for Diluted Earnings per Share. The most directly comparable IFRS Accounting Standards metric is Diluted Earnings per Share.

Appendix 1 continued
Non-IFRS Financial Measures and Key Performance Indicators continued
We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies.
These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:
•they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
•they do not reflect impairment of goodwill;
•other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
•the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.
Key Performance Indicators
We also use key performance indicators (“KPIs”) such as Average Balances and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.
Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:
“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
“Average Balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.
“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.
“Contracts Cleared” means the total number of contracts cleared in a given period.
“Volumes” means the volume of exchange traded derivatives transacted in a given period.
Clearing Market Volumes are calculated as futures and options traded and/or cleared on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX, COMEX, SGX).

Appendix 1 continued
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	Q1 2026	Q1 2025
	$m	$m
Profit After Tax	112.4	72.5
Profit After Tax from Discontinued Operations	(0.1)	—
Profit After Tax from Continuing Operations	112.3	72.5
Taxation charge	37.5	25.5
Profit Before Tax from Continuing Operations	149.8	98.0
Bargain purchase gain[1]	—	(3.4)
Amortization of acquired brands and customer lists[2]	2.9	1.3
Owner fees[3]	—	0.4
Adjusted Profit Before Tax	152.7	96.3
Tax and the tax effect on Adjusting Items[4]	(36.6)	(24.8)
Profit attributable to AT1 note holders[5]	(3.3)	(3.3)
Loss attributable to non-controlling interest[6]	0.1	—
Adjusted Profit after Tax Attributable to Common Equity	112.9	68.2

Profit After Tax Margin from Continuing Operations (%)	16.2%	15.5%
Adjusted Profit Before Tax Margin[7]	22.1%	20.6%

Basic Earnings per Share ($)	1.52	0.98
Diluted Earnings per Share ($)[8]	1.43	0.92

Adjusted Basic Earnings per Share($)	1.57	0.97
Adjusted Diluted Earnings per Share ($)[8]	1.48	0.91

Weighted average number of shares	71,783,244	70,541,771
Period end number of shares	71,930,870	71,231,706

Average Common Equity[9]	1,208.7	913.7
Adjusted Return on Equity(%)	37.4%	29.9%
1. A bargain purchase gain was recognized as a result of the Group's acquisition of Darton Group Limited (“Darton”).
2. This represents the amortization charge for the period of acquired brands and customers lists.
3. Owner fees relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.
4. Adjusted Operating Tax represents the tax effect on the Group's non-operating adjusting items and the tax benefit of the coupons.
5. Profit attributable to Additional Tier 1 (AT1) note holders includes the coupons on the AT1 which are accounted for as dividends.
6. Loss attributable to non-controlling interest relates to the Group's acquisition of Hamilton Court.
7. Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by Revenue for the period.
8. The weighted average numbers of diluted shares used in the calculation of earnings per share are as follows: three months ended March 31, 2026 76,218,307 and three months ended March 31, 2025 74,934,788.
9. Average Common Equity for each three-month period is calculated as the average balance of total equity minus additional Tier 1 capital and non-controlling interest as at 31 December of the prior year and 31 March of the current year.

Appendix 2 – Supplementary Segmental Financial Information
Revenue
The following tables present the Group's segmental revenue for the periods indicated:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
Q1 2026	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	88.1	207.6	—	—	—	295.7
Net trading income	(18.4)	110.0	126.5	114.2	—	332.3
Net interest income/(expense)	67.5	2.4	(8.0)	(21.2)	0.2	40.9
Net physical commodities income	—	2.3	21.1	—	—	23.4
Revenue	137.2	322.3	139.6	93.0	0.2	692.3

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
Q1 2025	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	67.8	182.9	—	—	—	250.7
Net trading income	3.0	49.9	54.9	51.3	—	159.1
Net interest income/(expense)	48.4	5.6	(5.0)	(6.3)	10.7	53.4
Net physical commodities income	—	1.1	3.0	—	—	4.1
Revenue	119.2	239.5	52.9	45.0	10.7	467.3

Appendix 3 – Supplementary IFRS Financial Information
Consolidated Income Statement

	Quarter ended	Quarter ended
	March 31, 2026	March 31, 2025
	$m	$m
Commission and fee income	720.4	503.7
Commission and fee expense	(424.7)	(253.0)
Net commission income	295.7	250.7
Net trading income	332.3	159.1
Interest income	257.3	198.8
Interest expense	(216.4)	(145.4)
Net interest income	40.9	53.4
Net physical commodities income	23.4	4.1
Revenue	692.3	467.3
Expenses
Compensation and benefits	(420.8)	(291.7)
Depreciation and amortization	(11.7)	(7.9)
Other expenses	(106.7)	(73.8)
Total expenses	(539.2)	(373.4)

Net provision for credit losses	(7.0)	—
Bargain purchase gain on acquisitions	—	3.4
Other income	3.7	0.7
Profit before tax from continuing operations	149.8	98.0
Tax	(37.5)	(25.5)
Profit after tax from continuing operations	112.3	72.5
Profit after tax from discontinued operations	0.1	—
Profit after tax	112.4	72.5

Appendix 3 – Supplementary IFRS Financial Information continued
Consolidated Statement of Financial Position

	March 31, 2026	December 31, 2025
	$m	$m
Assets
Non-current assets
Goodwill	237.2	237.4
Intangible assets	94.7	98.0
Property, plant and equipment	35.0	34.0
Right of use asset	74.1	76.9
Investments	30.6	28.5
Trade and other receivables	50.8	50.2
Derivative instruments	6.5	19.6
Deferred tax	33.4	30.6
Treasury instruments (unpledged)	190.2	83.1
Treasury instruments (pledged as collateral)	353.1	319.9
Total non-current assets	1,105.6	978.2
Current assets
Corporate income tax receivable	12.8	27.6
Trade and other receivables	10,684.5	10,993.2
Inventory	300.1	483.7
Equity instruments (unpledged)	459.7	586.9
Equity instruments (pledged as collateral)	6,305.3	6,337.2
Derivative instruments	2,829.2	2,320.7
Stock borrowing	2,873.8	2,858.2
Treasury instruments (unpledged)	474.7	138.5
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	4,431.7	3,496.8
Fixed income securities (unpledged)	14.6	16.0
Fixed income securities (pledged as collateral)	105.1	82.4
Reverse repurchase agreements	3,250.3	3,117.1
Cash and cash equivalents	3,068.9	2,881.2
Assets classified as held for sale	613.8	357.4
Total current assets	35,424.5	33,696.9
Total assets	36,530.1	34,675.1

Appendix 3 – Supplementary IFRS Financial Information continued
Consolidated Statement of Financial Position continued

	March 31, 2026	December 31, 2025
	$m	$m
Liabilities
Current liabilities
Repurchase agreements	3,900.8	4,148.9
Trade and other payables	14,765.7	12,956.4
Stock lending	4,407.2	5,496.7
Short securities	2,275.0	2,215.7
Short term borrowings	155.0	200.0
Lease liability	10.7	9.9
Derivative instruments	2,724.3	2,234.4
Corporate tax	12.0	8.5
Debt securities	3,932.9	3,394.3
Provisions	5.0	3.8
Liabilities related to assets classified as held for sale	588.9	294.8
Total current liabilities	32,777.5	30,963.4
Non-current liabilities
Lease liability	84.1	87.4
Derivative instruments	29.7	19.4
Debt securities	2,279.1	2,327.3
Deferred tax liability	13.2	14.0
Total non-current liabilities	2,406.1	2,448.1
Total liabilities	35,183.6	33,411.5
Total net assets	1,346.5	1,263.6
Equity
Share capital	0.1	0.1
Share premium	227.2	227.2
Retained earnings	1,081.7	982.0
Own shares	(52.9)	(58.5)
Other reserves	(4.9)	15.4
Total equity attributable to the ordinary shareholders of the Group	1,251.2	1,166.2
Non-controlling interest	(2.3)	(0.2)
Additional Tier 1 capital (AT1)	97.6	97.6
Total equity	1,346.5	1,263.6